Filed by Forest Laboratories, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Forest Laboratories, Inc

Commission File No.: 1-5438

Actavis and Forest Team Members,

On behalf of the management teams of Actavis and Forest Laboratories, we are proud to announce the historic, potential combination of our two successful companies.

The combination, if successfully completed in the middle of this year, will elevate Actavis to become one of the world’s largest specialty pharmaceutical companies, with over $15 Billion in total revenues and a growing $7 Billion North American Specialty Brand business. The combination will also create a new model in specialty pharmaceutical leadership, where total revenues are expected to be evenly contributed by our global generics and specialty brands portfolios.

Our combined portfolio of branded products will be enhanced significantly and we will have blockbuster franchises in Central Nervous System (CNS), Gastroenterology, Women’s Health, Urology, and Cardiovascular. Additionally, the combined company will have emerging and sustainable portfolios in the Infectious Disease, Respiratory, Cystic Fibrosis and Dermatology therapeutic categories.

The combination will also significantly increase the combined company’s investment in R&D to exceed $1 billion (2014 pro forma) and expand the branded pipeline to include more than a half dozen near- and mid-term R&D products. These projects bolster the nearly two dozen products already in Actavis’ robust branded development portfolio.

The expanded portfolio would be promoted by a world-class commercial organization, including a U.S. sales force with extraordinary marketing reach with primary care physicians, psychiatrists, neurologists, infectious disease specialists, cardiologists, pulmonologists, gastroenterologists, OB-Gyns, urologists and dermatologists.

Together, our combined company will have nearly 25,000 employees, all committed to providing an even broader array of the highest quality pharmaceutical products to billions of consumers around the world.

The management teams of our two companies are working to complete the transaction in the middle of this year. Until then, our two companies will continue to operate separately with a “business as usual” attitude and continue to focus on meeting our individual commitments to our respective stakeholders and customers.

We hope you share our excitement about this historic and significant announcement.

Sincerely,

Brent Saunders	Paul M. Bisaro
CEO and President, Forest Laboratories, Inc.	Chairman and CEO, Actavis

Building a Leading Global Specialty Pharmaceutical Company

Actavis plc (NYSE: ACT) is a global, integrated specialty pharmaceutical company focused on developing, manufacturing and distributing generic, brand and biosimilar products. Actavis has global headquarters in Dublin, Ireland and U.S. administrative headquarters in Parsippany, New Jersey, USA. With a diversified geographic footprint of operations in more than 60 countries Actavis is focused on the delivery of high-quality pharmaceutical products to markets across the globe.

In October 2013, Actavis completed the acquisition of Warner Chilcott plc, creating a premier global specialty pharmaceutical leader in Women’s Health, Urology, Gastroenterology (GI) and Dermatology. The combination more than doubled the size of Actavis Pharma’s specialty brands portfolio, principally marketed in the United States and Canada, and strengthened its industry-leading pipeline to more than 25 products in various stages of development.

Building Blockbuster Franchises in Key Therapeutic Categories

Actavis’ branded pharmaceutical business holds leadership positions in Women’s Health and Urology therapeutic categories, and has important and growing positions in Gastroenterology and Dermatology in the United States. The combined company would have blockbuster product franchises in CNS, Women’s Health, Urology, Gastroenterology and Cardiovascular therapeutic categories, and also have emerging and sustainable portfolios in the Infectious Disease, Respiratory, Cystic Fibrosis and Dermatology therapeutic categories.

Actavis: Our Global Marketplace

Actavis develops and manufactures generic, brand, branded generic, legacy brands and Over-the-Counter (OTC) pharmaceutical products and has commercial operations in approximately 60 countries. To learn more, visit www.frx.com, www.actavis.com, www.ourwinningway.com, or Forest intranet.

Actavis: Our Industry-Leading Global Supply Chain

Actavis’ industry-leading global supply chain includes finished dosage form manufacturing, active pharmaceutical ingredient (API) development and manufacturing; as well as Anda, Inc., a wholesale pharmaceutical distributor to more than 62,000 independent, chain and long-term care facilities. We also have biosimilar capabilities in Liverpool, UK and through a collaboration with Amgen.

Q&A	Naturally, you have many questions about how this combination may affect you and your colleagues.
We will not be able to answer many of them immediately. However, here are some questions that we can answer now.

When will the transaction be final?

This transaction is subject to successful completion of a Hart-Scott-Rodino review in the United States, as well as other regulatory reviews. As a matter of practicality, the close of the transaction is anticipated to occur in mid-year 2014. During the period leading up to closing, both companies will continue to operate as separate entities, although teams from both companies will work closely together to plan the implementation of the integration of the two organizations.

Will this news affect my job?

It is too early to speculate on what this transaction might mean to jobs and facilities. Until the close of the transaction, we will continue to operate as separate companies. In the weeks and months to come, as we prepare to close the transaction and subsequently combine the two organizations, there will be a lot of work to do to understand and integrate our organizations. We will keep you fully informed of any specific changes and developments throughout the process.

How will the two companies be combined?

Until the transaction closes in the middle of this year, we must continue to operate as two separate companies. However, we will be developing integration plans and intend to identify the best resources from within both organizations to serve on integration task forces. We will be working toward the smooth and timely combination of our businesses later this year if we successfully complete this transaction.

Will my manager change?

Until closing we will continue to operate as usual. It is too early in the process to provide a specific answer to this question. Details of the structure of the combined management team will be communicated following the closing of the transaction, and as appropriate as part of the integration of the two organizations.

Will our customers be notified of this proposed combination?

We intend to ensure that all consumers receive notification of the offer of acquisition as rapidly as possible, and we will continue to communicate with them as appropriate throughout the transition until the close. However, until close, we will continue to operate business as usual.

How will we know what is happening over the next few months?

The management teams for both companies are committed to communicating with you as the transaction is finalized in a timely and consistent manner about the progress of the transaction, integration planning activities, and what it means to employees.

Important Information for Investors and Shareholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed merger between Actavis and Forest, Actavis will file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that will include a joint proxy statement of Actavis and Forest that also constitutes a prospectus of Actavis. The definitive joint proxy statement/prospectus will be delivered to shareholders of Actavis and Forest. INVESTORS AND SECURITY HOLDERS OF ACTAVIS AND FOREST ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the registration statement and the definitive joint proxy statement/prospectus (when available) and other documents filed with the SEC by Actavis and Forest through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Actavis will be available free of charge on Actavis’ internet website at www.actavis.com or by contacting Actavis’ Investor Relations Department at (862) 261-7488. Copies of the documents filed with the SEC by Forest will be available free of charge on Forest’s internet website at www.frx.com or by contacting Forest’s Investor Relations Department at (212) 224-6713.

Participants in the Merger Solicitation

Actavis, Forest, their respective directors and certain of their executive officers and employees may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the Actavis and Forest shareholders in connection with the proposed merger will be set forth in the joint proxy statement/prospectus when it is filed with the SEC. Information about the directors and executive officers of Forest is set forth in its proxy statement for its 2013 annual meeting of stockholders, which was filed with the SEC on July 8, 2013 and certain of its Current Reports on Form 8-K. Information about the directors and executive officers of Actavis is set forth in its proxy statement for its 2013 annual meeting of stockholders, which was filed with the SEC on March 29, 2013 and certain of its Current Reports on Form 8-K. Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus filed with the above-referenced registration statement on Form S-4 and other relevant materials to be filed with the SEC when they become available.

Actavis Administrative Headquarters	Forest Laboratories, Inc. Headquarters
Morris Corporate Center III	909 Third Ave.
400 Interpace Parkway	New York, NY 10022 USA
Parsippany, NJ 07054 USA	NYSE: FRX www.FRX.com
NYSE:ACT www.actavis.com